

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 11, 2008

Mr. Charles M. Caporale
Chief Financial Officer
Innovative Card Technologies, Inc.
10880 Wilshire Boulevard, Suite 950
Los Angeles, CA 90024

> RE: **Innovative Card Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 1-33353**

Dear Mr. Caporale:

In connection with our financial statement only review of Innovative Card Technologies, Inc.'s 2007 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

1.      Please revise your 2007 Form 10-KSB and March 31, 2008 Form 10-Q as applicable to include the revisions noted in your responses to prior comments 1, 3, 4, 8 and 9.

Item 8A – Controls and Procedures, page 22

2.      We noted your response to prior comment 2.  However, we also note to the extent that internal controls over financial reporting ("ICFR") impacts public disclosure, disclosure controls and procedures ("DCP") are inclusive of such internal controls.  It appears to us several of the material weaknesses you disclose herein impact public disclosure and, therefore, DCP would also not be effective at the

end of the periods.  For example, we note you disclose the following material weaknesses:

- you did not utilize a financial closing checklist to ensure that all items had been considered for inclusion in the three quarterly filings of Form 10-QSB and

- you relied on the previous quarter's journal entries during the closing process and may have overlooked adjustments that need to be made to ensure our financial statements are presented fairly.

In light of the above, please explain to us how you were able to conclude that DCP were effective at the end of the periods presented.  Otherwise, please amend your 2007 Form 10-KSB and March 31, 2008 Form 10-Q to revise your conclusions.  Refer to Release No. 34-47986 available June 5, 2003.

3.      Your response to our prior comment 6 is not clear and therefore we re-issue our comment.  Please tell us why you believe your accounting entries for the accelerated vesting of stock options and referenced related adjustments were recorded in the correct period and quantify the effect of the original and adjusting entries on your 2007 annual and quarterly financial statements.  Specifically tell us why, if the accelerated vesting of existing stock options was based on terms of the officer's separation agreements, the expense for the modification would not be recorded in the period the officer terminated.  We note the former CEO resigned effective September 2007.

Financial Statements, page F-3

Consolidated Statements of Operations, page F-4

4.      We refer to your response to prior comment 7 where you have undertaken to properly classify inventory write-offs and reserves as a component of cost of goods sold as required by EITF 96-9 and SAB 100 in future filings.  In light of the registration statements currently filed with us and the material impact of the amounts on cost of goods sold in each of the periods presented, please revise your 2007 Form 10-KSB and March 31, 2008 Form 10-Q to properly classify the amounts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.


You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions.  In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,


Jay Webb
Reviewing Accountant